Exhibit 99.7

One Pennsylvania Plaza 38th Floor New York, NY 101l9 USA

March 25, 2019	Tel +1 646 473 3000 Fax +1 646 473 3299 milliman.com

The Board of Directors

Members Mutual Holding Company

8700 W. Bryn Mawr Avenue, Ste 9005

Chicago,IL 60631

Re: Second Amended and Restated Plan of Conversion from Mutual Holding Company Form to Stock Form

STATEMENT OF ACTUARIAL OPINION

Subiect of this Oninion Letter

This opinion letter relates to the actuarial aspects of the proposed reorganization of Members Mutual Holding Company (“Members Mutual”) from a mutual holding company form to a stock form pursuant to its Second Amended and Restated Plan of Conversion (“Plan”) approved (on July 31, 2018) and subsequently amended (on September 16, 20l8,and on March_25, 2019)by the Board of Directors of Members Mutual. The specific opinions set forth herein reaffirm and update my prior opinion dated July 31, 2018, relating to the proposed allocation of Subscription Rights among Eligible Members which is in consideration of the extinguishing of any voting and other membership rights.

Capitalizedterms have the same meaning in this opinion as they have in the Plan.

Oualifications and Usase

I, Steven I. Schreiber, am associated with the firm of Milliman, Inc. (“Milliman”) and am a Member of the American Academy of Actuaries, qualified under the Academy’s Qualification Standards to render the opinion set forth herein. I, and staff acting under my direction, have advised Members Mutual during the course of its development of the Plan, the Actuarial Contribution Principles and Methodologies document (attached as Exhibit B to the Plan), and the Actuarial Contribution Memorandum (attached as Exhibit C to the Plan). The Plan is based on authority in Section 59.1 of the Illinois Insurance Code. The opinion set forth herein is not a legal opinion concerning the Plan but rather reflects the application of actuarial concepts and standards of practice to the allocation of Subscription Rights to Eligible Members. My opinion does not cover aspects of the Plan, as allowed by the Illinois Insurance Code, whereby Subscription Rights or shares, under certain circumstances, may be made available to other than

Eligible Members.

The Board of Directors	March 25, 2019

I am aware that this opinion letter will be furnished to the Director of the Illinois Insurance Department for the Director’s use in determining the fairness of the Plan and in making the required fìndings under Section 59,1(3Xa) with respect thereto, and I consent to the use of this letter for that purpose.

Bxistins Relationship

Members Mutual and its life insurance company Fidelity Life are existing clients of Milliman. Milliman was involved in the mutual holding company formation of Members Mutual in 2006, and actuaries from Milliman have performed the periodic review of Fidelity Life’s Closed Block formed at the time of the mutual holding company formation. A different team of Milliman consultants also performed actuarial work for Members Mutual as part of discussions with potential Standby Purchasels. In addition, Milliman has performed other work for Members Mutual and Fidelity Life unrelated to the current Plan of Conversion.

Reliance

In forming the opinions set forth in this letter, I have received from Members Mutual extensive information concerning Fidelity Life’s past and present practices and financial results, as well as rosters of policies in force on the Adoption Date. I, and other Milliman staff acting under my direction, met with Members Mutual personnel and defined the information we required; in all cases, we were provided with the information we requested to the extent that it was available or could be developed from Fidelity Life’s records. I have made no independent verification of this information, although I or my staff have reviewed it for general reasonableness and internal consistency where practical. I have relied on this information, which was provided under the general direction of Marc Cagen, Chief Actuary of Fidelity Life. My opinion depends on the substantial accuracy of this information.

Process

I, and Milliman staff acting under my direction, either conducted the analyses on which my opinion rests or reviewed work developed by Fidelity Life under the supervision of Marc Cagen.

Opinion

In my opinion, the principles, methodologies, and the allocation instructions for allocating consideration among Member Mutual’s Eligible Members, as set forth in paragraph 2.26,Exhibit B, and Exhibit C of the Plan, and for allocating available shares in the event of an oversubscription, as set forth in paragraph 5.(a) of the Plan, are fair and equitable from an actuarial point of view.

The Board of Directors	March 25, 2019

Discussion

Statutory guidance. Section 59.1 of the Illinois Insurance Code specifies subscription rights to purchase shares in a demutualizing insurance company as the default form of consideration. Specifically, Section 59.1(6)(c)(i) states that “The plan shall provide that each eligible member is to receive, without payment, nontransferable subscription rights to purchase a portion of the capital stock of the converted stock company.” This is the approach followed by the Plan. In addition, Section 59.1(6XcXii) states that “The subscription rights shall be allocated in whole shares among eligible members using a fair and equitable formula. This formulamay but need not take into account how the different classes of policies of the eligible members contributed to the surplus of the mutual company.” Section 59.1(6Xi) places a limit on the amount of stock “that any one person or group of persons acting in concerl” may acquire, through public offering or subscription rights, during the first fìve years following the conversion at 5o/o of the capital stock of the convefted stock company except with the approval of the Director.

General description of the method of allo of consideration amone Eli ible Members. The Plan follows an approach for allocating consideration (in this case, subscription rights) similar to that used in most prior life insurance demutualizations in the U.S. Specifically, each Eligible Member is allocated a Fixed Component of consideration (in this case, 100 Subscription Rights), regardless of the number of Qualifying Policies owned by such Eligible Member in the same capacity, plus a variable number of Subscription Rights (the Variable Component), if any, determined based on actuarial formulas that take into account the past and anticipated future contributions to Fidelity Life’s surplus (“actuarial contributions”) of all of the Eligible Member’s Qualifying Policies that were in force on the Adoption Date.

Appropriateness of the Fixed Component. As described earlier, each Eligible Member will be allocated a fixed number of Subscription Rights without regard to the number of Qualifying Policies owned by such Eligible Member and without regard to the amount of actuarial contributions associated with each Qualifying Policy owned by such Eligible Member. The Fixed Component is 100 Subscription Rights per Eligible Member. This element of the allocation assures that each Eligible Member will receive some consideration, and is consistent with overall concepts of equity. As discussed in Exhibit B, Members Mutual’s intention is that the aggregate of the Fixed Component shares summed across all Eligible Members will represent approximately 20Yo of the aggregate consideration, which is consistent with historical precedents (outside of distress situations), where the Fixed Component has commonly been in the l0% -30o/o runge of the total allocation.

Appropriateness of the “actuarial contribution” method. The majority of the consideration to be teness contrr allocated among Eligible Members is the aggregate Variable Component, which is allocated based on “actuarial contributions.” The actuarial contribution method is recognized in the actuarial literatute as an appropriate allocation method. In particular, Actuarial Standard of Practice No. 37 (“ASOP 37”), which is the authoritative guidance for actuaries on this subject, states in part, “The variable component of consideration should be allocated on the basis of the

The Board of Directors	March 25, 2019

actuarial contribution.” ASOP 37 defines “actuarial contribution,” in relevant part, to be “The contributions that a particular policy or class of similar eligible policies has made to the company’s statutory surplus . . . plus the present value of contributions that the same policy or class of similar eligible policies is expected to make in the future.” In developing the actuarial contributions, ASOP 37 does allow a company to take into account both administrative feasibility and imperfections in available data. The approach followed in the Plan is consistent with the approach specified in ASOP 37. I do note that the allocation to a few Eligible Members may be reduced in order to comply with the legal requirement referenced above that no person may acquire in the Offerings more than 5o/o of the shares of the company’

Oversubscription. Paragraph 5(a) of the Plan describes the process to be followed in the event of an oversubscription for shares of Common Stock by first making available to subscribing Eligible Members an amount of shares to permit each such Eligible Member to purchase a number of shares equal to the Fixed Component (or any lesser number of shares actually subscribed for by such Eligible Member). Any remaining shares will be allocated among subscribing Eligible Members whose subscriptions remain unsatisfied in the proportion to which the aggregate number of shares as to which each such Eligible Member’s subscription remains unsatisfied bears to the aggregate number of shares as to which all such Eligible Members’ subscriptions remain unsatisfied. There are no actuarial standards of practice relating to oversubscriptions, but the approach defined in the Plan, whereby each Eligible Member who accepts the subscription offer can get at least the Fixed Component, with the balance allocated in a manner fundamentally related to the Variable Component is a reasonable approach.

Sincerely,

/s/ Steven Schreiber, FSA, MAAA
Steven Schreiber, FSA, MAAA
Principal & Consulting Actuary

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